

IVY INVESTMENTS®

Semiannual Report

MARCH 31, 2017

Ivy High Income Opportunities Fund

The Fund's common shares are listed on the New York Stock Exchange and trade under the ticker symbol IVH

The Fund is a non-diversified, closed-end management investment company designed primarily as a long-term investment and not as a trading vehicle.

IVY INVESTMENTS[SM] refers to the financial services offered by Ivy Distributors, Inc., a FINRA member broker dealer and the distributor of IVY FUNDS® mutual funds, and those financial services offered by its affiliates.

CONTENTS



Philip J. Sanders, CFA

MARCH 31, 2017 (UNAUDITED)

Dear Shareholder,

Across the six months since our last report, investors endured concerns about global economic growth, the level of interest rates, fluctuation in oil prices and the outcome of the U.S. presidential election. Following that election in November 2016, the domestic equity markets rose sharply and the bond markets saw a slight rise, with both trends carrying into early 2017. See the table for a comparison in some common market metrics over the last six months.

Many investors may be unsettled by the prospect that continued change – in leadership of key countries around the world, in government policy, in interest rate levels — will contribute to market volatility and general uncertainty. While that may be true at times, we believe it is important to stay focused on the fundamentals and merits of sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While government policies can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

By the end of March 2017, the U.S. economy remained fundamentally sound. The U.S. remains a relative bright spot in the world, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market.

The Federal Reserve raised interest rates slightly in December 2016 and again in March 2017, with an indication that two more increases may be executed in 2017. We believe that job growth and inflation will be the most important determinants in the direction of long-term central bank policy. Overseas, the European Central Bank and Bank of Japan continue to evaluate their policies, as both areas are seeing only slight economic growth.

China, in the face of economic softening in late 2015, turned toward more aggressive stimulus. Given recent economic improvement, authorities have tightened liquidity within the financial system while fiscal stimulus has continued. We believe economic growth in China is likely to hold steady, which should support broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	3/31/2017	9/30/2016
S&P 500 Index	2,362.72	2,168.27
MSCI EAFE Index	1,792.98	1,701.69
10-Year Treasury Yield	2.40%	1.60%
U.S. unemployment rate	4.5%	4.9%
30-year fixed mortgage rate	4.14%	3.42%
Oil price per barrel	$ 50.60	$ 48.24

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy High Income Opportunities Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

ALL DATA IS AS OF MARCH 31, 2017 (UNAUDITED)

Total Return[1]	Share Price	NAV
6-month period ended 3-31-17	11.78%	9.58%
1-year period ended 3-31-17	33.44%	27.18%
Commencement of operations (5-29-13) through 3-31-17	3.93%	6.97%

Share Price/NAV Performance

Commencement of operations (5-29-13) through 3-31-17

■ Share Price
■ NAV



Share Price/NAV	
Share Price	$ 15.25
NAV	$ 16.27
Discount to NAV[3]	-6.27%
Share Price Yield[4]	9.44%
Structural Leverage Ratio[5]	31.37%
Effective Leverage Ratio[6]	31.37%

Asset Allocation (%'s based on total investments)

Stocks	0.9%
Energy	0.7%
Consumer Staples	0.2%
Warrants	0.0%
Bonds	98.1%
Corporate Debt Securities	82.5%
Loans	15.6%
Borrowings[2]	-31.5%
Cash Equivalents+	1.0%

Quality Weightings (%'s based on total investments)

Investment Grade	0.8%
BBB	0.8%
Non-Investment Grade	97.3%
BB	14.7%
B	58.6%
CCC	20.7%
Below CCC	0.2%
Non-rated	3.1%
Borrowings[2]	-31.5%
Cash Equivalents+ and Equities	1.9%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(1)*Past performance is not necessarily indicative of future performance.* Total return is calculated by determining the percentage change in NAV or share price (as applicable) in the specified period. The calculation assumes that all dividends and distributions, if any, have been reinvested. Performance at share price will differ from results at NAV. Returns at share price can be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund's stock, or changes in the Fund's dividends. An investment in the Fund involves risk, including the loss of principal. Total return, share price, share price yield and NAV will fluctuate with changes in market conditions. This data is provided for information purposes only and is not intended for trading purposes. Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and, once issued, shares of closed-end funds are traded in the open market through a stock exchange. NAV is equal to total assets less total liabilities divided by the total number of shares outstanding. Holdings are subject to change daily.

(2)The Fund has entered into a borrowing arrangement with Pershing LLC as a means of financial leverage. See Note 8 in the Notes to Financial Statements for additional information.

(3)The premium/discount is calculated as (most recent share price/most recent NAV) -1.

(4)Share price yield is determined by dividing the annualized current monthly dividend per share (comprised of net investment income) by the share price per share at March 31, 2017.

(5)Structural leverage consists of borrowings outstanding as a percentage of managed assets. Managed assets are the Fund's total assets, including the assets attributable to the proceeds from any borrowings, minus liabilities other than the aggregate indebtedness entered into for the purpose of leverage.

(6)The Fund's effective leverage ratio includes both structural leverage and the leveraging effects of certain derivative instruments in the Fund's portfolio (referred to as "portfolio leverage"), expressed as a percentage of managed assets. Portfolio leverage from the Fund's use of forward foreign currency contracts is included in the Fund's effective leverage values.

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Energy		
Oil & Gas Equipment & Services – 0.9%		
Key Energy Services, Inc. (A)	67	$ 1,563
Larchmont Resources LLC (A)(B)(C)(D)	2	652
		2,215
Oil & Gas Exploration & Production – 0.2%		
Midstates Petroleum Co., Inc. (A)	32	587
Total Energy – 1.1%		2,802
TOTAL COMMON STOCKS – 1.1%		$2,802
(Cost: $2,404)		

PREFERRED STOCKS		
Consumer Staples		
Agricultural Products – 0.2%		
Pinnacle Agriculture Enterprises LLC (A)(B)(E)	1,358	618
Total Consumer Staples – 0.2%		618
TOTAL PREFERRED STOCKS – 0.2%		$ 618
(Cost: $617)		

WARRANTS		
Coal & Consumable Fuels – 0.1%		
Foresight Energy L.P., expires 10–3–27 (F)	2	152
TOTAL WARRANTS – 0.1%		$ 152
(Cost: $–)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Advertising – 0.5%		
Acosta, Inc., 7.750%, 10–1–22 (G)	$ 200	170
Lamar Media Corp., 5.375%, 1–15–24 (H)	681	703
Outfront Media Capital LLC and Outfront Media Capital Corp., 5.625%, 2–15–24	387	404
		1,277
Apparel Retail – 1.2%		
Hot Topic, Inc., 9.250%, 6–15–21 (G)(H)	2,509	2,434
HT Intermediate Holdings Corp. (12.000% Cash or 12.750% PIK), 12.000%, 5–15–19 (G)(I)	766	762
		3,196
Automotive Retail – 0.9%		
Allison Transmission, Inc., 5.000%, 10–1–24 (G)	315	318
Group 1 Automotive, Inc., 5.000%, 6–1–22	424	427
Automotive Retail (Continued)		
Penske Automotive Group, Inc., 5.500%, 5–15–26	$ 218	$ 214
Sonic Automotive, Inc., 5.000%, 5–15–23 (H)	1,379	1,340
		2,299
Broadcasting – 4.9%		
Clear Channel Outdoor Holdings, Inc., 6.500%, 11–15–22 (H)	2,289	2,376
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3–15–20	54	54
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20 (H)	10,000	10,087
Cumulus Media, Inc., 7.750%, 5–1–19	2,000	690
		13,207
Cable & Satellite – 22.0%		
Altice Financing S.A.:		
6.625%, 2–15–23 (G)	832	865
7.500%, 5–15–26 (G)	1,425	1,514
Altice S.A.:		
7.250%, 5–15–22 (G)(J)	EUR 152	172
7.750%, 5–15–22 (G)(H)	$ 13,835	14,682
6.250%, 2–15–25 (G)(J)	EUR 184	209
7.625%, 2–15–25 (G)(H)	$ 11,190	11,826
Altice U.S. Finance I Corp., 5.500%, 5–15–26 (G)	879	903
Block Communications, Inc., 6.875%, 2–15–25 (G)	269	285
Cablevision Systems Corp., 5.875%, 9–15–22	1,461	1,474
CCO Holdings LLC and CCO Holdings Capital Corp., 5.500%, 5–1–26 (G)	43	45
Columbus International, Inc., 7.375%, 3–30–21 (G)	268	287
DISH DBS Corp.:		
6.750%, 6–1–21 (H)	7,500	8,095
5.875%, 7–15–22 (H)	2,000	2,101
5.000%, 3–15–23	250	251
5.875%, 11–15–24	212	223
7.750%, 7–1–26	657	764
Neptune Finco Corp.:		
10.125%, 1–15–23 (G)	831	964
6.625%, 10–15–25 (G)	394	429
10.875%, 10–15–25 (G)	794	955
Numericable - SFR S.A., 7.375%, 5–1–26 (G)(H)	4,194	4,320
Sirius XM Radio, Inc., 4.625%, 5–15–23 (G)(H)	4,586	4,689
VTR Finance B.V., 6.875%, 1–15–24 (G)(H)	3,584	3,727
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (G)	569	586
		59,366
Casinos & Gaming – 2.6%		
Gateway Casinos & Entertainment Ltd., 8.250%, 3–1–24 (G)	$ 983	$ 995
MCE Finance Ltd., 5.000%, 2–15–21 (G)(H)	337	341
Studio City Finance Ltd., 8.500%, 12–1–20 (G)(H)	2,100	2,197
Wynn Macau Ltd., 5.250%, 10–15–21 (G)(H)	3,381	3,449
		6,982
Department Stores – 0.3%		
Bon-Ton Stores, Inc. (The), 8.000%, 6–15–21	2,224	890
Education Services – 1.9%		
Laureate Education, Inc., 10.000%, 9–1–19 (G)(H)(K)	4,790	4,982
Homefurnishing Retail – 1.0%		
Restoration Hardware Holdings, Inc., Convertible:		
0.000%, 6–15–19 (G)(L)	1,634	1,467
0.000%, 7–15–20 (G)(L)	1,356	1,143
		2,610
Hotels, Resorts & Cruise Lines – 0.3%		
Carlson Travel, Inc., 6.750%, 12–15–23 (G)	800	832
Leisure Facilities – 0.2%		
AMC Entertainment Holdings, Inc.:		
5.875%, 11–15–26 (G)	226	228
6.125%, 5–15–27 (G)	333	336
		564
Movies & Entertainment – 2.3%		
AMC Entertainment, Inc., 5.750%, 6–15–25 (H)	1,409	1,444
Cinemark USA, Inc.:		
5.125%, 12–15–22 (H)	164	167
4.875%, 6–1–23 (H)	1,451	1,466
EMI Music Publishing Group North America Holdings, 7.625%, 6–15–24 (G)	523	570
WMG Acquisition Corp., 6.750%, 4–15–22 (G)(H)	2,472	2,599
		6,246
Publishing – 0.5%		
MDC Partners, Inc., 6.500%, 5–1–24 (G)	1,377	1,313
Specialized Consumer Services – 1.7%		
Nielsen Co. (Luxembourg) S.a.r.l. (The):		
5.500%, 10–1–21 (G)(H)	1,396	1,450
5.000%, 2–1–25 (G)	457	456
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4–15–22 (G)(H)	2,677	2,737
		4,643

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialty Stores – 0.6%		
Jo-Ann Stores Holdings, Inc. (9.750% Cash or 10.500% PIK), 9.750%, 10–15–19 (G)(I)	$1,766	$ 1,709
Jo-Ann Stores, Inc., 8.125%, 3–15–19 (G)	23	23
		1,732
Total Consumer Discretionary – 40.9%		110,139
Consumer Staples		
Food Distributors – 1.2%		
Performance Food Group, Inc., 5.500%, 6–1–24 (G)	864	883
Simmons Foods, Inc., 7.875%, 10–1–21 (G)	1,000	1,050
U.S. Foods, Inc., 5.875%, 6–15–24 (G)	1,312	1,361
		3,294
Packaged Foods & Meats – 2.2%		
AdvancePierre Foods Holdings, Inc., 5.500%, 12–15–24 (G)	141	143
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10–28–20 (G)	200	209
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7–15–24 (G)(H)	1,892	1,949
5.750%, 6–15–25 (G)	809	817
Post Holdings, Inc.:		
7.750%, 3–15–24 (G)	856	944
5.500%, 3–1–25 (G)	346	345
8.000%, 7–15–25 (G)	545	612
5.000%, 8–15–26 (G)	448	429
5.750%, 3–1–27 (G)	346	345
		5,793
Personal Products – 0.2%		
Revlon Consumer Products Corp., 5.750%, 2–15–21	361	361
Revlon Escrow Corp., 6.250%, 8–1–24	224	223
		584
Tobacco – 0.7%		
Prestige Brands, Inc., 5.375%, 12–15–21 (G)	1,820	1,861
Total Consumer Staples – 4.3%		11,532
Energy		
Coal & Consumable Fuels – 0.5%		
Foresight Energy LLC and Foresight Energy Finance Corp. (9.000% Cash or 9.000% PIK), 9.000%, 8–15–21 (G)(I)(K)	1,235	1,427

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Oil & Gas – 0.1%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.):		
6.125%, 1–17–22	$ 92	$ 97
7.375%, 1–17–27	229	242
		339
Oil & Gas Drilling – 1.3%		
KCA Deutag UK Finance plc:		
7.250%, 5–15–21 (G)(H)	617	577
9.875%, 4–1–22 (G)	991	1,016
Noble Holding International Ltd., 7.750%, 1–15–24	459	441
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (G)(K)	2,549	1,096
Offshore Group Investment Ltd., 0.000%, 11–1–19 (E)	883	—
Rowan Cos., Inc. (GTD by Rowan plc), 7.375%, 6–15–25	277	279
Trinidad Drilling Ltd., 6.625%, 2–15–25 (G)	23	23
		3,432
Oil & Gas Equipment & Services – 0.2%		
SESI LLC, 7.125%, 12–15–21	493	499
Oil & Gas Exploration & Production – 3.2%		
Bellatrix Exploration Ltd., 8.500%, 5–15–20 (G)	764	724
California Resources Corp., 8.000%, 12–15–22 (G)	1,838	1,498
Crownrock L.P., 7.750%, 2–15–23 (G)	369	391
EnCana Corp., 6.500%, 8–15–34	512	576
Endeavor Energy Resources L.P.:		
7.000%, 8–15–21 (G)(H)	2,087	2,181
8.125%, 9–15–23 (G)	340	361
Gulfport Energy Corp., 6.625%, 5–1–23	112	113
Laredo Petroleum, Inc., 7.375%, 5–1–22	2,596	2,693
		8,537
Oil & Gas Refining & Marketing – 1.4%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.), 6.125%, 10–1–24 (G)	225	234
PDC Energy, Inc., 6.125%, 9–15–24 (G)	179	183
Seven Generations Energy Ltd.:		
8.250%, 5–15–20 (G)	1,334	1,394
6.750%, 5–1–23 (G)	1,951	2,039
		3,850
Oil & Gas Storage & Transportation – 0.2%		
Access Midstream Partners L.P., 4.875%, 5–15–23	547	563
Total Energy – 6.9%		18,647

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials		
Consumer Finance – 3.1%		
Creditcorp, 12.000%, 7–15–18 (G)(H)	$5,248	$ 4,566
CURO Financial Technologies Corp., 12.000%, 3–1–22 (G)	2,000	2,060
Quicken Loans, Inc., 5.750%, 5–1–25 (G)	1,688	1,658
		8,284
Diversified Capital Markets – 0.7%		
Patriot Merger Corp., 9.000%, 7–15–21 (G)(H)	1,858	1,964
Investment Banking & Brokerage – 0.1%		
E*TRADE Financial Corp., 5.875%, 12–29–49	315	324
Other Diversified Financial Services – 2.9%		
AAF Holdings LLC and AAF Finance Co. (12.000% Cash or 12.750% PIK), 12.000%, 7–1–19 (G)(I)	811	843
Balboa Merger Sub, Inc., 11.375%, 12–1–21 (G)	237	262
Greektown Holdings LLC and Greektown Mothership Corp., 8.875%, 3–15–19 (G)(H)	1,431	1,498
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK), 10.625%, 5–1–19 (G)(H)(I)	6,369	5,287
		7,890
Property & Casualty Insurance – 0.1%		
Hub International Ltd., 7.875%, 10–1–21 (G)	200	208
Specialized Finance – 3.2%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
5.875%, 6–15–21 (G)	306	322
5.450%, 6–15–23 (G)	217	234
7.125%, 6–15–24 (G)	306	338
6.020%, 6–15–26 (G)	435	475
Flexi-Van Leasing, Inc., 7.875%, 8–15–18 (G)(H)	2,909	2,633
TMX Finance LLC and TitleMax Finance Corp., 8.500%, 9–15–18 (G)(H)	4,985	4,586
		8,588
Thrifts & Mortgage Finance – 2.8%		
Provident Funding Associates L.P. and PFG Finance Corp., 6.750%, 6–15–21 (G)(H)	7,500	7,650
Total Financials – 12.9%		34,908

SCHEDULE OF INVESTMENTS — IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Health Care		
Health Care Facilities – 2.0%		
DaVita HealthCare Partners, Inc.,		
5.125%, 7–15–24	$ 242	$ 245
Greatbatch Ltd.,		
9.125%, 11–1–23 (G)(H)	1,423	1,501
HCA, Inc. (GTD by HCA Holdings, Inc.),		
5.250%, 6–15–26	183	192
MPH Acquisition Holdings LLC,		
7.125%, 6–1–24 (G)	870	935
Surgery Center Holdings, Inc.,		
8.875%, 4–15–21 (G)	278	294
Tenet Healthcare Corp.:		
7.500%, 1–1–22 (G)	164	177
8.125%, 4–1–22 (H)	2,087	2,176
		5,520
Health Care Supplies – 2.8%		
Kinetic Concepts, Inc. and KCI USA, Inc.,		
12.500%, 11–1–21 (G)(H)	2,213	2,451
Universal Hospital Services, Inc.,		
7.625%, 8–15–20 (H)	5,152	5,126
		7,577
Pharmaceuticals – 1.4%		
Concordia Healthcare Corp.:		
9.500%, 10–21–22 (G)(H)	2,891	636
7.000%, 4–15–23 (G)	154	30
IMS Health, Inc.,		
5.000%, 10–15–26 (G)	525	527
Jaguar Holding Co. II and Pharmaceutical Product Development LLC,		
6.375%, 8–1–23 (G)	1,061	1,109
VPII Escrow Corp.,		
7.500%, 7–15–21 (G)	829	726
VRX Escrow Corp.,		
5.375%, 3–15–20 (G)	736	659
		3,687
Total Health Care – 6.2%		16,784
Industrials		
Aerospace & Defense – 2.3%		
KLX, Inc.,		
5.875%, 12–1–22 (G)	2,475	2,552
Park Aerospace Holdings Ltd.:		
5.250%, 8–15–22 (G)	685	712
5.500%, 2–15–24 (G)	913	950
TransDigm, Inc. (GTD by TransDigm Group, Inc.),		
6.500%, 7–15–24	1,931	1,955
		6,169
Air Freight & Logistics – 0.3%		
XPO Logistics, Inc.:		
6.500%, 6–15–22 (G)	577	606
6.125%, 9–1–23 (G)	315	328
		934

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Building Products – 1.8%		
Alcoa Nederland Holding B.V.:		
6.750%, 9–30–24 (G)	$ 235	$ 252
7.000%, 9–30–26 (G)	235	255
Ply Gem Industries, Inc.,		
6.500%, 2–1–22	1,670	1,741
Summit Materials LLC and Summit Materials Finance Corp.:		
8.500%, 4–15–22	174	192
6.125%, 7–15–23	2,044	2,085
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),		
5.375%, 6–15–24	436	447
		4,972
Diversified Support Services – 0.4%		
Ahern Rentals, Inc.,		
7.375%, 5–15–23 (G)	327	281
Ritchie Bros. Auctioneers, Inc.,		
5.375%, 1–15–25 (G)	462	473
United Rentals (North America), Inc. (GTD by United Rentals, Inc.),		
5.875%, 9–15–26	217	226
		980
Environmental & Facilities Services – 0.8%		
GFL Environmental, Inc.:		
7.875%, 4–1–20 (G)	1,568	1,627
9.875%, 2–1–21 (G)	389	421
		2,048
Railroads – 0.9%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC,		
6.750%, 5–1–19 (G)(H)	2,462	2,536
Security & Alarm Services – 1.8%		
Constellis Holdings LLC and Constellis Finance Corp.,		
9.750%, 5–15–20 (G)	996	1,066
Prime Security Services Borrower LLC,		
9.250%, 5–15–23 (G)	3,471	3,805
		4,871
Trading Companies & Distributors – 0.3%		
HD Supply, Inc.,		
5.750%, 4–15–24 (G)	754	793
Total Industrials – 8.6%		23,303
Information Technology		
Application Software – 1.6%		
Ensemble S Merger Sub, Inc.,		
9.000%, 9–30–23 (G)	460	483
Kronos Acquisition Holdings, Inc.,		
9.000%, 8–15–23 (G)(H)	3,668	3,732
		4,215

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Communications Equipment – 1.0%		
West Corp.,		
5.375%, 7–15–22 (G)	$2,756	$ 2,708
Data Processing & Outsourced Services – 2.8%		
Alliance Data Systems Corp.:		
5.875%, 11–1–21 (G)	608	629
5.375%, 8–1–22 (G)(H)	1,853	1,867
Italics Merger Sub, Inc.,		
7.125%, 7–15–23 (G)(H)	5,170	5,028
		7,524
Electronic Manufacturing Services – 0.5%		
KEMET Corp.,		
10.500%, 5–1–18	1,440	1,446
IT Consulting & Other Services – 1.3%		
Cardtronics, Inc. and Cardtronics USA, Inc.,		
5.500%, 5–1–25 (G)	330	334
CDW LLC and CDW Finance Corp. (GTD by CDW Corp.),		
5.000%, 9–1–25	188	191
NCR Escrow Corp.:		
5.875%, 12–15–21 (H)	1,154	1,203
6.375%, 12–15–23 (H)	1,575	1,658
		3,386
Semiconductors – 1.7%		
Micron Technology, Inc.:		
5.875%, 2–15–22 (H)	1,968	2,057
7.500%, 9–15–23 (G)	882	984
5.500%, 2–1–25 (H)	1,577	1,636
		4,677
Technology Hardware, Storage & Peripherals – 0.6%		
Western Digital Corp.:		
7.375%, 4–1–23 (G)	215	236
10.500%, 4–1–24	1,278	1,505
		1,741
Total Information Technology – 9.5%		25,697
Materials		
Aluminum – 2.0%		
Constellium N.V.:		
8.000%, 1–15–23 (G)	1,892	1,939
5.750%, 5–15–24 (G)(H)	260	241
6.625%, 3–1–25 (G)	1,803	1,740
Kaiser Aluminum Corp.,		
5.875%, 5-15-24	173	180
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8–15–24 (G)	674	703
5.875%, 9–30–26 (G)	446	455
		5,258
Construction Materials – 1.2%		
Eagle Materials, Inc.,		
4.500%, 8–1–26	179	178
Hillman Group, Inc. (The),		
6.375%, 7–15–22 (G)(H)	3,027	2,888
		3,066

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Chemicals – 0.9%		
PSPC Escrow Corp.,		
6.500%, 2–1–22 (G)	$ 879	$ 912
PSPC Escrow II Corp.,		
10.375%, 5–1–21 (G)(H)	1,366	1,520
		2,432
Diversified Metals & Mining – 3.8%		
Artsonig Pty Ltd. (11.500% Cash or 12.000% PIK),		
11.500%, 4–1–19 (G)(I)	2,583	77
Crystal Merger Sub, Inc.,		
7.625%, 10–15–21 (G)(H)	459	462
FMG Resources Pty Ltd.,		
6.875%, 4–1–22 (G)(H)	7,615	7,878
Lundin Mining Corp.:		
7.500%, 11–1–20 (G)(H)	1,215	1,285
7.875%, 11–1–22 (G)	584	639
		10,341
Fertilizers & Agricultural Chemicals – 0.7%		
Pinnacle Operating Corp.,		
9.000%, 5–15–23 (G)(H)	1,956	1,947
Metal & Glass Containers – 2.0%		
ARD Finance S.A.,		
7.125%, 9–15–23 (G)	248	255
BakerCorp International, Inc.,		
8.250%, 6–1–19 (H)	5,007	4,682
HudBay Minerals, Inc.:		
7.250%, 1–15–23 (G)	188	199
7.625%, 1–15–25 (G)	282	306
		5,442
Paper Packaging – 0.5%		
Flex Acquisition Co., Inc.,		
6.875%, 1–15–25 (G)	321	327
Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A.,		
5.125%, 7–15–23 (G)	1,014	1,042
		1,369
Specialty Chemicals – 0.2%		
Kraton Polymers LLC and Kraton Polymers Capital Corp.,		
7.000%, 4–15–25 (G)	475	481
Steel – 0.1%		
U.S. Steel Corp.,		
8.375%, 7–1–21 (G)	304	337
Total Materials – 11.4%		30,673
Real Estate		
Health Care REITs – 0.1%		
MPT Operating Partnership L.P. and MPT Finance Corp. (GTD by Medical Properties Trust, Inc.),		
5.250%, 8–1–26	222	219

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial REITs – 0.6%		
Aircastle Ltd.:		
5.500%, 2–15–22	$ 803	$ 861
5.000%, 4–1–23	698	735
		1,596
Real Estate Development – 0.2%		
Hub Holdings LLC and Hub Holdings Finance, Inc. (8.125% Cash or 8.875% PIK),		
8.125%, 7–15–19 (G)(I)	570	570
Total Real Estate – 0.9%		2,385
Telecommunication Services		
Alternative Carriers – 1.9%		
Consolidated Communications Finance II Co.,		
6.500%, 10–1–22	812	780
Level 3 Communications, Inc.,		
5.750%, 12–1–22 (H)	2,176	2,252
Level 3 Escrow II, Inc.,		
5.375%, 8–15–22	1,411	1,459
Zayo Group LLC and Zayo Capital, Inc.:		
6.000%, 4–1–23	310	327
5.750%, 1–15–27 (G)	365	385
		5,203
Integrated Telecommunication Services – 12.6%		
Frontier Communications Corp.:		
8.875%, 9–15–20 (H)	1,341	1,415
6.250%, 9–15–21 (H)	10,811	10,054
10.500%, 9–15–22 (H)	2,155	2,182
7.125%, 1–15–23 (H)	195	171
6.875%, 1–15–25 (H)	562	465
11.000%, 9–15–25	1,564	1,516
GCI, Inc.,		
6.875%, 4–15–25 (H)	2,870	3,007
Sprint Corp.:		
7.250%, 9–15–21 (H)	11,196	12,088
7.875%, 9–15–23 (H)	2,735	3,029
		33,927
Wireless Telecommunication Service – 3.7%		
Sable International Finance Ltd.,		
6.875%, 8–1–22 (G)	1,905	2,014
Sprint Nextel Corp.:		
8.375%, 8–15–17 (H)	3,819	3,903
9.000%, 11–15–18 (G)	266	290
7.000%, 8–15–20	218	234
11.500%, 11–15–21	178	223
T-Mobile USA, Inc.:		
6.464%, 4–28–19 (H)	728	730
6.731%, 4–28–22 (H)	158	164
6.000%, 4–15–24	773	824
6.500%, 1–15–26 (H)	1,305	1,429
		9,811
Total Telecommunication Services – 18.2%		48,941
TOTAL CORPORATE DEBT SECURITIES – 119.8%		$323,009
(Cost: $319,536)		

LOANS (M)	Principal	Value
Consumer Discretionary		
Advertising – 0.3%		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps),		
7.500%, 7–25–22	$ 955	$ 923
Apparel Retail – 1.8%		
Talbots, Inc. (The) (ICE LIBOR plus 450 bps),		
5.500%, 3–19–20	1,168	1,042
Talbots, Inc. (The) (ICE LIBOR plus 850 bps),		
9.500%, 3–19–21	949	807
True Religion Apparel, Inc. (ICE LIBOR plus 487.5 bps),		
6.022%, 7–30–19	14,571	3,078
		4,927
Casinos & Gaming – 0.1%		
Gateway Casinos & Entertainment Ltd. (ICE LIBOR plus 375 bps),		
4.800%, 2–22–23	324	327
Department Stores – 1.1%		
Belk, Inc.,		
0.000%, 12–10–22 (N)	354	298
Belk, Inc. (ICE LIBOR plus 475 bps),		
5.760%, 12–10–22	3,061	2,578
		2,876
General Merchandise Stores – 2.8%		
BJ's Wholesale Club, Inc. (ICE LIBOR plus 375 bps),		
4.750%, 1–26–24	2,973	2,902
BJ's Wholesale Club, Inc. (ICE LIBOR plus 750 bps),		
8.500%, 1–26–25	2,335	2,274
Orchard Acquisition Co. LLC (ICE LIBOR plus 600 bps),		
7.125%, 2–8–19	4,531	2,334
		7,510
Home Furnishings – 0.8%		
Serta Simmons Bedding LLC (ICE LIBOR plus 800 bps),		
9.038%, 11–8–24	2,244	2,251
Hotels, Resorts & Cruise Lines – 0.1%		
Travel Leaders Group LLC (ICE LIBOR plus 525 bps),		
6.232%, 1–19–24	137	139
Housewares & Specialties – 0.2%		
KIK Custom Products, Inc. (ICE LIBOR plus 450 bps),		
5.653%, 8–26–22	557	564
Restaurants – 0.5%		
NPC International, Inc.:		
0.000%, 3–30–24 (N)	331	333
0.000%, 3–30–25 (E)(N)	1,039	1,047
		1,380

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

MARCH 31, 2017 (UNAUDITED)

LOANS (M) (Continued)	Principal	Value
Specialty Stores – 0.5%		
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps), 6.256%, 10–21–23	$ 1,218	$ 1,193
Total Consumer Discretionary – 8.2%		22,090
Consumer Staples		
Food Distributors – 0.3%		
Chefs' Warehouse, Inc. (The) (ICE LIBOR plus 575 bps), 6.750%, 6–22–22	886	894
Hypermarkets & Super Centers – 0.4%		
GOBP Holdings, Inc. (ICE LIBOR plus 825 bps), 9.397%, 10–21–22	979	978
Packaged Foods & Meats – 0.3%		
Shearer's Foods LLC (ICE LIBOR plus 675 bps), 7.897%, 6–30–22 (E)	748	725
Total Consumer Staples – 1.0%		2,597
Energy		
Coal & Consumable Fuels – 1.7%		
Foresight Energy LLC, 0.000%, 3–16–22 (N)	3,087	3,002
Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 7.647%, 12–16–20 (E)	1,786	1,648
		4,650
Oil & Gas Drilling – 0.7%		
KCA Deutag Alpha Ltd. (ICE LIBOR plus 525 bps), 6.307%, 5–16–20	1,941	1,846
Oil & Gas Equipment & Services – 0.5%		
Larchmont Resources LLC (1-Month LIBOR plus 900 bps), 10.000%, 8–7–20 (D)	1,352	1,348
Oil & Gas Exploration & Production – 1.5%		
Chesapeake Energy Corp. (ICE LIBOR plus 750 bps), 8.553%, 8–23–21	3,879	4,127
Oil & Gas Storage & Transportation – 1.1%		
Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps), 11.750%, 2–16–21	1,224	1,118
Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps), 6.750%, 8–12–20	1,961	1,897
		3,015
Total Energy – 5.5%		14,986

LOANS (M) (Continued)	Principal	Value
Financials		
Insurance Brokers – 0.2%		
NFP Corp. (ICE LIBOR plus 350 bps), 4.647%, 1–8–24	$ 460	$ 464
Total Financials – 0.2%		464
Industrials		
Building Products – 0.4%		
Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps), 9.000%, 3–27–22	1,146	1,007
Construction & Engineering – 0.1%		
Tensar International Corp. (ICE LIBOR plus 850 bps), 9.647%, 7–10–22	604	457
Industrial Conglomerates – 0.9%		
Crosby Worldwide Ltd. (ICE LIBOR plus 300 bps), 4.052%, 11–22–20	457	420
PAE Holding Corp. (ICE LIBOR plus 550 bps), 6.500%, 10–20–22	1,779	1,793
PAE Holding Corp. (ICE LIBOR plus 950 bps), 10.500%, 10–20–23	225	226
		2,439
Industrial Machinery – 1.4%		
Dynacast International LLC (ICE LIBOR plus 850 bps), 9.500%, 1–30–23 (E)	3,719	3,710
Total Industrials – 2.8%		7,613
Information Technology		
Application Software – 3.3%		
Misys plc and Magic Newco LLC, 12.000%, 6–12–19 (E)	6,500	6,809
TIBCO Software, Inc. (ICE LIBOR plus 450 bps), 5.500%, 12–4–20	1,961	1,980
		8,789
Data Processing & Outsourced Services – 0.1%		
Colorado Buyer, Inc., 0.000%, 3–15–25 (N)	381	382
Internet Software & Services – 0.2%		
Ancestry.com LLC (ICE LIBOR plus 825 bps), 9.270%, 10–19–24	675	691
IT Consulting & Other Services – 0.3%		
Triple Point Group Holdings, Inc. (ICE LIBOR plus 425 bps), 5.397%, 7–13–20	816	759

LOANS (M) (Continued)	Principal	Value
Systems Software – 0.1%		
Optiv, Inc. (ICE LIBOR plus 725 bps), 8.250%, 2–1–25	$ 182	$ 185
Total Information Technology – 4.0%		10,806
Materials		
Diversified Metals & Mining – 0.2%		
EP Minerals LLC (ICE LIBOR plus 750 bps), 8.555%, 8–20–21	545	528
Paper Packaging – 0.8%		
FPC Holdings, Inc. (ICE LIBOR plus 800 bps), 9.250%, 5–27–20	2,500	2,198
Total Materials – 1.0%		2,726
TOTAL LOANS – 22.7%		$ 61,282
(Cost: $75,394)		
SHORT-TERM SECURITIES		
Commercial Paper (O) – 0.8%		
Sysco Corp., 1.090%, 4–3–17	2,306	2,306
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.190%, 4–5–17 (P)	1,537	1,537
TOTAL SHORT-TERM SECURITIES – 1.4%		$ 3,843
(Cost: $3,843)		
TOTAL INVESTMENT SECURITIES – 145.3%		$ 391,706
(Cost: $401,794)		
BORROWINGS (Q) – (45.7)%		(123,250)
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		1,157
NET ASSETS – 100.0%		$ 269,613

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Restricted securities. At March 31, 2017, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Larchmont Resources LLC	12–8–16	2	$ 561	$ 652
Pinnacle Agriculture Enterprises LLC	3–10–17	1,358	617	618
			$1,178	$1,270

The total value of these securities represented 0.5% of net assets at March 31, 2017.

(C)Listed on an exchange outside the United States.

(D)Affiliated security.

(E)Securities whose value was determined using significant unobservable inputs.

(F)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(G)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2017 the total value of these securities amounted to $206,240 or 76.5% of net assets.

(H)All or a portion of securities with an aggregate value of $134,969 have been pledged as collateral on open borrowings.

(I)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(J)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro).

(K)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at March 31, 2017.

(L)Zero coupon bond.

(M)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(N)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(O)Rate shown is the yield to maturity at March 31, 2017.

(P)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(Q)Borrowings payable as a percentage of total investment securities is 31.5%.

The following forward foreign currency contracts were outstanding at March 31, 2017:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Canadian Dollar	1,714	U.S. Dollar	1,286	4–21–17	Morgan Stanley International	$—	$ 4
Euro	356	U.S. Dollar	383	4–21–17	Morgan Stanley International	3	—
						$ 3	$ 4

MARCH 31, 2017 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$2,150	$ 652	$ —
Total Common Stocks	$2,150	$ 652	$ —
Preferred Stocks	—	—	618
Warrants	—	152	—
Corporate Debt Securities	—	323,009	—
Loans	—	47,343	13,939
Short-Term Securities	—	3,843	—
Total	$2,150	$374,999	$14,557
Forward Foreign Currency Contracts	$ —	$ 3	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 4	$ —
Payable for Borrowing	$ —	$123,250	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Preferred Stocks	Loans
Beginning Balance 10-1-16	$ —	$17,062
Net realized gain (loss)	—	(134)
Net change in unrealized appreciation (depreciation)	—*	507
Purchases	618	2,811
Sales	—	(1,137)
Amortization/Accretion of premium/discount	—	(60)
Transfers into Level 3 during the period	—	679
Transfers out of Level 3 during the period	—	(5,789)
Ending Balance 3-31-17	$618	$13,939
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-17	$ —*	$ 322

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended March 31, 2017, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 3–31–17	Valuation Technique(s)	Unobservable Input(s)
Assets			
Preferred Stocks	$ 618	Broker quotes	Broker quotes
Loans	13,939	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in kind
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES IVY HIGH INCOME OPPORTUNITIES FUND

AS OF MARCH 31, 2017 (UNAUDITED)

(In thousands, except per share amounts)	
ASSETS	
Investments in affiliated securities at value+	$ 2,000
Investments in unaffiliated securities at value+	389,706
Investments at Value	391,706
Cash	560
Investment securities sold receivable	573
Interest receivable	6,509
Unrealized appreciation on forward foreign currency contracts	3
Prepaid and other assets	1
Total Assets	399,352
LIABILITIES	
Investment securities purchased payable	6,385
Independent Trustees and Chief Compliance Officer fees payable	5
Shareholder servicing payable	2
Investment management fee payable	11
Accounting services fee payable	10
Unrealized depreciation on forward foreign currency contracts	4
Payable for borrowing	123,250
Interest payable for borrowing	71
Other liabilities	1
Total Liabilities	129,739
Total Net Assets	$ 269,613
NET ASSETS	
Capital paid in	$ 315,769
Distributions in excess of net investment income	(546)
Accumulated net realized loss	(35,521)
Net unrealized depreciation	(10,089)
Total Net Assets	$ 269,613
SHARES OUTSTANDING	16,567
NET ASSET VALUE PER SHARE	$16.27
+COST	
Investments in affiliated securities at cost	$ 1,845
Investments in unaffiliated securities at cost	$ 399,949

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED MARCH 31, 2017 (UNAUDITED)

(In thousands)

INVESTMENT INCOME	
Interest and amortization from affiliated securities	$ 33
Interest and amortization from unaffiliated securities	15,025
Total Investment Income	15,058
EXPENSES	
Investment management fee	1,888
Interest expense for borrowing	843
Shareholder servicing fees	31
Custodian fees	3
Independent Trustees and Chief Compliance Officer fees	6
Accounting services fees	60
Professional fees	47
Other	48
Total Expenses	2,926
Net Investment Income	12,132
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	(4,340)
Forward foreign currency contracts	56
Foreign currency exchange transactions	(2)
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	14,871
Investments in affiliated securities	155
Forward foreign currency contracts	(14)
Foreign currency exchange transactions	—*
Net Realized and Unrealized Gain	10,726
Net Increase in Net Assets Resulting from Operations	$22,858

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Six-month period ended 3-31-2017 (unaudited)	Year ended 9-30-16
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 12,132	$ 26,065
Net realized loss on investments	(4,286)	(23,586)
Net change in unrealized appreciation	15,012	25,034
Net Increase in Net Assets Resulting from Operations	22,858	27,513
Distributions to Shareholders From:		
Net investment income	(12,591)	(26,540)
Net realized gains	—	—
Total Distributions to Shareholders	(12,591)	(26,540)
Capital Share Transactions	—	—
Net Increase in Net Assets	10,267	973
Net Assets, Beginning of Period	259,346	258,373
Net Assets, End of Period	$ 269,613	$259,346
Undistributed (distributions in excess of) net investment income	$ (546)	$ 195

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED MARCH 31, 2017 (UNAUDITED)

(In thousands)

Cash flows provided by operating activities:	
Net increase in net assets resulting from operations	$ 22,858
Adjustments to reconcile net increase in net assets from operations to net cash provided by operating activities:	
Purchases of long-term investment securities	(65,876)
Proceeds from sales of long-term investment securities	56,359
Purchases of short-term portfolio investment securities, net	(2,803)
Increase in interest receivable	783
Increase in prepaid and other assets	4
Increase in independent trustees and chief compliance officer fees payable	1
Decrease in shareholder servicing fees payable	(5)
Increase in investment management fee payable	1
Increase in interest payable for borrowing	28
Decrease in other liabilities	(6)
Net realized loss on investments in unaffiliated securities	4,340
Net change in unrealized appreciation on investments in unaffiliated securities	(14,871)
Net change in unrealized appreciation on investments in affiliated securities	(155)
Net change in unrealized depreciation on forward foreign currency contracts	12
Net accretion on investment securities	(566)
Net cash provided by operating activities	104
Cash flows used for financing activities:	
Cash dividends paid	(12,591)
Proceeds from borrowing	12,500
Net cash used for financing activities	(91)
Net increase in cash and foreign currency	13
Cash and foreign currency, at beginning of period	547
Cash and foreign currency, at end of period	$ 560
Supplemental disclosure of cash flow information:	
Interest expense paid during the period	$ 772

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Six-month period ended 3-31-2017 (unaudited)	Year ended 9-30-2016	Year ended 9-30-2015	Year ended 9-30-2014	Period from 5-29-13 (commencement of operations) to 9-30-13
Net Asset Value, Beginning of Period	$15.65	$15.60	$19.35	$19.41	$19.10
Net Investment Income[1]	0.73	1.57	1.62	1.67	0.45
Net Realized and Unrealized Gain (Loss) on Investments	0.65	0.08	(3.41)	0.12	0.15
Total from Investment Operations	1.38	1.65	(1.79)	1.79	0.60
Distributions From Net Investment Income	(0.76)	(1.60)	(1.66)	(1.77)	(0.25)
Distributions From Net Realized Gains	—	—	(0.30)	(0.08)	—
Total Distributions	(0.76)	(1.60)	(1.96)	(1.85)	(0.25)
Common Shares Offering Costs	—	—	—	—	(0.04)
Net Asset Value, End of Period	$16.27	$15.65	$15.60	$19.35	$19.41
Share Price, End of Period	$15.25	$14.38	$12.97	$17.29	$17.80
Total Return[2] — Net Asset Value	9.58%	13.71%	(8.76)%	10.52%	3.07%
Total Return[2] — Share Price[3]	11.78%	25.67%	(15.11)%	7.69%	(9.73)%
Net Assets, End of Period (in millions)	$ 270	$ 259	$ 258	$ 321	$ 322
Managed Assets, End of Period (in millions)	$ 393	$ 370	$ 383	$ 455	$ 476
Ratio of Expenses to Average Net Assets	2.21%[4]	2.09%	1.98%	1.94%	1.82%[4]
Ratio of Expenses to Average Net Assets Excluding Interest Expense	1.58%[4]	1.56%	1.55%	1.55%	1.49%[4]
Ratio of Net Investment Income to Average Net Assets	9.18%[4]	10.59%	9.07%	8.35%	6.88%[4]
Ratio of Expenses to Average Managed Assets	1.55%[4]	1.44%	1.36%	1.36%	1.35%[4]
Ratio of Expenses to Average Managed Assets Excluding Interest Expense	1.10%[4]	1.08%	1.07%	1.08%	1.11%[4]
Ratio of Net Investment Income to Average Managed Assets	6.43%[4]	7.28%	6.24%	5.83%	5.12%[4]
Portfolio Turnover Rate	15%	39%	47%	43%	44%[5]

(1) Based on average weekly shares outstanding.

(2) Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed, for purposes of this calculation, to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Total returns based on Net Asset Value and Share Price do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Total investment return at share price will differ from results at NAV. Returns at share price can be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund's stock, or changes in the Fund's dividends.

(4) Annualized.

(5) Percentage indicated was calculated for the period ended September 30, 2013.

1. ORGANIZATION

Ivy High Income Opportunities Fund (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on January 30, 2013, pursuant to an Agreement and Declaration of Trust, as amended and restated on March 28, 2013, governed by the laws of the State of Delaware. The Fund commenced operations on May 29, 2013. Prior to that date, the Fund had no operations other than matters relating to its organization and the sale and issuance of 5,236 common shares of beneficial interest to Ivy Investment Management Company ("IICO" or the "Adviser"), the Fund's investment adviser. The Fund's common shares are listed on the New York Stock Exchange (the "NYSE") and trade under the ticker symbol "IVH".

The Fund's investment objective is to seek to provide total return through a combination of a high level of current income and capital appreciation. The Fund will seek to achieve its investment objective by investing primarily in a portfolio of high yield corporate bonds of varying maturities and other fixed income instruments of predominantly corporate issuers, including secured and unsecured loan assignments, loan participations and other loan instruments ("Loans"). Under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined in the prospectus) in a portfolio of U.S. and foreign bonds, loans and other fixed income instruments, as well as other investments (including derivatives) with similar economic characteristics. The Fund will invest primarily in instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody's Investors Service, Inc. ("Moody's") or below BBB- by either Standard & Poor's Rating Services ("S&P") or Fitch, Inc. ("Fitch"), or comparably rated by another nationally recognized statistical rating organization ("NRSRO")), or unrated but judged by the Adviser to be of comparable quality.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. The Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Fund (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends to shareholders are declared monthly. Distributions from net realized capital gains from investment transactions, if any, are declared and distributed to shareholders at least annually. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Income Taxes. It is the policy of the Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Fund files income tax returns in U.S. federal and applicable state jurisdictions. The Fund's tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Fund periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that the Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Fund under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Fund invests in securities and enters into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Fund may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Fund may be exposed to counterparty credit risk, or the risk that an entity with which the Fund has unsettled or open transactions may fail to or be unable to perform on its commitments. The Fund manages counterparty credit risk by entering into transactions only with counterparties that it believes have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Fund to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Fund's exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Fund's Statement of Assets and Liabilities, less any collateral held by the Fund.

The Fund may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. While the Fund may not invest in issues (such as secured debt issues or corporate debt issues) that are in default at the time of purchase, issuers in which the Fund may invest may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below-investment grade debt securities of companies in similar industries.

The Fund may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If the Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Leverage Risk. The Fund's use of leverage creates the possibility of higher volatility for the Fund's Net Asset Value ("NAV"), share price and distributions. Leverage risk can be introduced through structural leverage (borrowings) or portfolio leverage through the use of certain derivative instruments held in the Fund's portfolio. Leverage typically magnifies the total return of the Fund's portfolio, whether that return is positive or negative. The use of leverage creates an opportunity for increased net income per share, but there is no assurance that the Fund's leveraging strategy will be successful.

Loans. The Fund may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. The Fund's investment in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When the Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When the Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, the Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. The Fund may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. The Fund may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by the Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of the Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When the Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by the Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities. The Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by the Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by the Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Fund's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Fund. In the normal course of business, the Fund may also enter into contracts that provide general indemnification. The Fund's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Fund. The risk of material loss from such claims is considered remote.

Basis of Preparation. The Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Statement of Cash Flows. U.S. GAAP requires entities providing financial statements that report both financial position and results of operations to also provide a statement of cash flows for each period for which results of operations are provided, but exempts investment companies meeting certain conditions. One of the conditions is that the enterprise had little or no debt, based on the average debt outstanding during the period, in relation to average total assets. Funds with certain degrees of borrowing activity, typically through the use of borrowing arrangements, have been determined to be at a level requiring a Statement of Cash Flows. The Statement of Cash Flows has been prepared using the indirect method which requires net increase/decrease in net assets resulting from operations to be adjusted to reconcile to net cash flows from operating activities.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

The Fund's investments are reported at fair value. Fair value is defined as the price that the Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. The Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of the Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of the Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When the Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by the Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability.

Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Fund's major classes of assets and liabilities measured at fair value on a recurring basis follows:

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service and are categorized in Level 2 of the fair value hierarchy. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security and are categorized in Level 2 of the fair value hierarchy.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Payable for Borrowings. The Fund uses a market yield approach, which utilizes expected future cash flows that are discounted using estimated current market rates. Discounted cash flow calculations may be adjusted to reflect current market conditions or the perceived credit risk of the Fund, as applicable. Consideration may also include an evaluation of collateral.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for the Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of March 31, 2017, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Fund uses derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Fund's financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. The Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to the Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, the Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

The Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Collateral and rights of offset. The Fund may mitigate credit risk with respect to over-the-counter ("OTC") derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of March 31, 2017:

Assets

| | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Assets Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | |
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Unrealized appreciation on forward foreign currency contracts	$3	$—	$3	$(3)	$—	$—	$—

Liabilities

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Unrealized depreciation on forward foreign currency contracts	$4	$—	$4	$(3)	$—	$—	$1

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of period ended March 31, 2017:

Type of Risk Exposure	Assets		Liabilities	
	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$3	Unrealized depreciation on forward foreign currency contracts	$4

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended March 31, 2017:

Type of Risk Exposure	Net realized gain (loss) on:					
	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Foreign currency	$—	$—	$—	$—	$56	$56

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended March 31, 2017:

Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Foreign currency	$—	$—	$—	$—	$(14)	$(14)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended March 31, 2017, the average derivative volume was as follows:

Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
$2	$—	$—	$—	$—	$—

(1) Average value outstanding during the period.

(2) Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as the Fund's investment manager. The Fund has agreed to pay the Adviser a management fee at an annual rate of 1.00% of the average daily value of the Fund's "Managed Assets." The term Managed Assets means the Fund's total assets, including the assets attributable to the proceeds from any borrowings or other forms of structural leverage, minus liabilities, other than the aggregate indebtedness entered into for purposes of leverage.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Trust's Deferred Fee Agreement entered into between the Fund and the Trustee(s). The Fund records the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Fund are shown on the Statement of Operations.

Accounting Services Fees. The Fund has an Accounting Services and Administrative Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Fund, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, the Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average managed asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

The Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of managed assets with no fee charged for managed assets in excess of $1 billion. This fee is voluntarily waived by WISC until the Fund's managed assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Other Fees. The Fund pays all costs and expenses of its operations, including, but not limited to, compensation of its Trustees (other than those affiliated with the Adviser), custodian, administrator, leveraging expenses, transfer and dividend disbursing agent expenses, legal fees, rating agency fees, listing fees and expenses, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies and taxes, if any.

6. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended March 31, 2017 follows:

	9-30-16 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-17 Share Balance	3-31-17 Value
Larchmont Resources LLC	N/A	$560	$—	$—	$—	2	$652

	9-30-16 Principal Balance				Interest Received	3-31-17 Principal Balance	
Larchmont Resources LLC (1-Month LIBOR plus 900 bps), 10.000%, 8-7-20	N/A	$1,279	$—	$—	$33	$1,352	$1,348

7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended March 31, 2017, were as follows:

Purchases		Sales	
U.S. Government	Other Issuers	U.S. Government	Other Issuers
$—	$69,056	$—	$56,425

8. BORROWINGS

The Fund entered into a $160 million ("Facility Limit") prime brokerage facility ("Borrowings") with Pershing LLC as a means of financial leverage. Interest was charged on the Borrowings at one month LIBOR plus 0.75% on the amount borrowed. There are no other fees associated with this borrowing arrangement. During the period ended March 31, 2017, the average daily balance outstanding and weighted interest rate on the Borrowings were $113,736,264 and 1.467%, respectively.

In order to maintain the Borrowings, the Fund must meet certain collateral, asset coverage and other requirements. Borrowings outstanding are secured by securities held by the Fund as noted in the Schedule of Investments.

Borrowings outstanding are recognized as "Payable for borrowing" on the Statement of Assets and Liabilities. Interest charged on the amount borrowed and undrawn balance are each recognized as a component of "Interest expense for borrowing" on the Statement of Operations.

9. CAPITAL SHARE TRANSACTIONS ($ amounts in thousands)

The Fund has authorized 18,750,000 of $0.001 par value common shares of beneficial interest. There were no transactions in shares of beneficial interest during the period ended March 31, 2017.

10. COMMITMENTS

Bridge loan commitments may obligate the Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At period ended March 31, 2017, the Fund did not have any bridge loan commitments outstanding.

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2017 and the related unrealized appreciation (depreciation) were as follows:

Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Depreciation
$402,887	$15,342	$26,523	$(11,181)

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the year ended September 30, 2016 and the post-October and late-year ordinary activity were as follows:

Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
$198	$—	$—	$—	$—

Internal Revenue Code regulations permit the Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. The Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2016 and 2015 were as follows:

September 30, 2016		September 30, 2015	
Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
$26,540	$—	$31,550	$838

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2016 that may be available to offset future realized capital gains and thereby reduce future capital gain distributions. As of September 30, 2016, the capital loss carryovers were as follows:

Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
$8,601	$21,803

Pursuant to the Fund's Dividend Reinvestment Plan (the "DRIP"), unless you elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends, on your common shares will be automatically reinvested by Computershare Trust Company, N.A., as agent for the shareholders (the "DRIP Agent"), in additional common shares under the DRIP. You may elect not to participate in the DRIP by contacting the DRIP Agent. If you do not participate, you will receive all cash distributions paid by check mailed directly to you by Computershare, Inc. as dividend paying agent.

If you participate in the DRIP, the number of common shares you will receive will be determined as follows:

(1) If the market price of the common shares on the record date (or, if the record date is not a New York Stock Exchange ("NYSE") trading day, the immediately preceding trading day) for determining shareholders eligible to receive the relevant dividend or distribution (the "determination date") is equal to or exceeds 98% of the net asset value per share of the common shares, the Fund will issue new common shares at a price equal to the greater of:

(a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date or

(b) 95% of the market price of the common shares on the determination date.

(2) If 98% of the net asset value per share of the common shares exceeds the market price of the common shares on the determination date, the DRIP Agent will receive the dividend or distribution in cash and will buy common shares in the open market, on the NYSE or elsewhere, for your account as soon as practicable commencing on the trading day following the determination date and terminating no later than the earlier of (a) 30 days after the dividend or distribution payment date, or (b) the record date for the next succeeding dividend or distribution to be made to the shareholders; except when necessary to comply with applicable provisions of the federal securities laws. If during this period: (i) the market price rises so that it equals or exceeds 98% of the net asset value per share of the common shares at the close of trading on the NYSE on the determination date before the DRIP Agent has completed the open market purchases, or (ii) if the DRIP Agent is unable to invest the full amount eligible to be reinvested in open market purchases, the DRIP Agent will cease purchasing common shares in the open market and the Fund shall issue the remaining common shares at a price per share equal to the greater of (a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date, or (b) 95% of the then-current market price per share.

Common shares in your account will be held by the DRIP Agent in non-certificated form. Any proxy you receive will include all shares of common shares you have received under the DRIP.

You may withdraw from the DRIP (i.e., opt-out) by notifying the DRIP Agent in writing at P.O. Box 43078, Providence, Rhode Island 02940-3078. Such withdrawal will be effective immediately if notice is received by the DRIP Agent prior to any dividend or distribution record date; otherwise such withdrawal will be effective as soon as practicable after the DRIP Agent's investment of the most recently declared dividend or distribution on the common shares. The DRIP may be amended or supplemented by the Fund upon notice in writing mailed to shareholders at least 30 days prior to the record date for the payment of any dividend or distribution by the Fund for which the termination is to be effective. Upon any termination, the DRIP Agent will continue to hold whole shares for you in non-certificated form until otherwise notified by you, and will cause a cash adjustment for any fractional shares to be delivered to you after deducting brokerage commissions actually incurred. You may elect to notify the DRIP Agent in advance of such termination, or at any time following termination, to have the DRIP Agent sell part or all of your common shares on your behalf. You will be charged a service charge and the DRIP Agent is authorized to deduct brokerage charges actually incurred for this transaction from the proceeds.

There is no service charge for reinvestment of your dividends or distributions in common shares. However, all participants will pay a per share processing fee, which includes any brokerage commissions incurred by the DRIP Agent when it makes open market purchases. Because all dividends and distributions will be automatically reinvested in additional common shares, this allows you to add to your investment through dollar cost averaging, which may lower the average cost of your common shares over time. Dollar cost averaging is a technique for lowering the average cost per share over time if the Fund's net asset value declines. While dollar cost averaging has definite advantages, it cannot assure profit or protect against loss in declining markets.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions. Investors will be subject to income tax on amounts reinvested under the DRIP.

The Fund reserves the right to amend or terminate the DRIP if, in the judgment of the Board, the change is warranted. There is no direct service charge to participants in the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

Additional information about the DRIP and your account may be obtained from the DRIP Agent at P.O. Box 43078, Providence, Rhode Island 02940-3078 or by calling the DRIP Agent at (800)-426-5523.

PROXY VOTING INFORMATION

Proxy Voting Guidelines

A description of the policies and procedures the Fund uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY HIGH INCOME OPPORTUNITIES FUND

Portfolio holdings can be found on the Fund's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of the Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Fund's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

Visit us online at www.ivyinvestments.com

The Fund is managed by Ivy Investment Management Company.